

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

March 28, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 24, 2025, The Nasdaq Stock Market LLC (the "Exchange") received from Robin Energy Ltd. (the "Registrant") a copy of the Registrant's application on Form 20-F 12(b) for the registration of the following security:

Common Shares, $0.001 par value, including associated Preferred Share Purchase Rights under the Shareholder Protection Rights Agreement

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi